Exhibit (a)(1)(C)

Offer to Purchase

All Outstanding Shares of Common Stock

of

KINNATE BIOPHARMA INC.

A Delaware corporation

at

A Cash Amount per Share between $2.3352 and $2.5879, Consisting of a Base Price Per Share of $2.3352 and an Additional Price Per Share of up to $0.2527, Plus One Non-Transferable Contractual Contingent Value Right for Each Share (“CVR”), Which Represents the Right to Receive One or More Potential Cash Payments, Contingent upon Receipt of Proceeds from Any Disposition of CVR Products Within One Year of the Closing Date, as Described in the CVR Agreement

Pursuant to the Offer to Purchase

Dated March 4, 2024

by

XRA 1 CORP.

a wholly owned subsidiary of

XOMA CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M.

EASTERN TIME ON APRIL 1, 2024, UNLESS THE OFFER IS EXTENDED

OR EARLIER TERMINATED.

March 4, 2024

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by XRA 1 Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of XOMA Corporation, a Delaware corporation (“Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Kinnate Biopharma Inc., a Delaware corporation (“Kinnate”), for: (i) $2.3352 per Share in cash, (ii) an additional amount of cash of up to $0.2527 per Share (such amount as finally determined pursuant to the Agreement and Plan of Merger, dated as of February 16, 2024 (together with any amendments or supplements thereto, the “Merger Agreement”), among Kinnate, Parent and Purchaser) and (iii) one non-transferable contractual contingent value right for each Share (each, a “CVR”), all upon the terms and subject to the conditions described in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee. A special committee of disinterested and independent directors (the “Kinnate Special Committee”) of Kinnate’s board of directors (the “Kinnate Board”) has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the CVR Agreement and the Support Agreements (collectively, the “Transactions”), are fair to, and in the best interests of, Kinnate and Kinnate’s stockholders, and (ii) recommended that the Kinnate Board (A) determine that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, Kinnate and Kinnate’s stockholders, (B) duly authorize and approve the execution, delivery and performance by Kinnate of the Merger Agreement and the CVR Agreement and the consummation by Kinnate of the Transactions, (C) declare the Merger Agreement, the CVR Agreement and the Transactions advisable and (D) recommend that Kinnate’s stockholders accept the Offer and tender their Shares in the Offer. Based on the recommendation of the Kinnate Special Committee, all disinterested and independent members of the Kinnate Board have unanimously (i) determined that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, Kinnate and Kinnate’s stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by Kinnate of the Merger Agreement and the CVR Agreement and the consummation of the Transactions, (iii) resolved to recommend that Kinnate’s stockholders accept the Offer and tender their Shares pursuant to the Offer and (iv) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL.

The Offer is not subject to any financing conditions. Certain conditions to the Offer are described in Section 13 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9; and

3. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m., Eastern time, on April 1, 2024, unless the Offer is extended or earlier terminated.

For Shares to be properly tendered pursuant to the Offer, the share certificates (if any) or confirmation of receipt of such Shares under the procedure for book-entry transfer through The Depository Trust Company (“DTC”), together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary and Paying Agent, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and Paying Agent and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Surviving Corporation (as defined in the Offer to Purchase) will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Broadridge Corporate Issuer Solutions, LLC

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary and Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Morrow Sodali LLC

430 Park Avenue

14th Floor

New York, NY 10022

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